50
4/4/03

03015973

UF 4-03-03

...D STATES
...CHANGE COMMISSION
...on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Brokerage Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2450 Eastern Blvd
(No. and Street)

York (City) PA (State) 17402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica M. Shiflet 717-755-1066
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1869 Charter Lane Suite 301 (Address) Lancaster (City) PA (State) 17601 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica M. Shiflet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Brokerage Services, as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jessica M Shiflet
Signature

Fin/OP
Title

Jane E Strong
Notary Public

NOTARIAL SEAL
JANE E. STRONG, NOTARY PUBLIC
YORK, YORK COUNTY
MY COMMISSION EXPIRES OCT. 18, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waypoint® BROKERAGE SERVICES

March 28, 2003

PROCESSING
RECEIVED
SEC MAIL
APR 0 2 2003
SECTION
155
WASH., D.C.

NASD Regulations
Attn: Theresa A McNulty
Eleven Penn Center
1835 Market Street
Suite 1900
Philadelphia PA 19103

Dear Ms. McNulty:

In response to your recent correspondence, I have addressed both issues that caused our firm to not be in compliance with the filing requirements. Enclosed for your records is an Oath or Affirmation, which was not properly completed with the original submission of the Annual Audited report. I have also resubmitted an amended Focus. The NASD District office is in receipt of the reconciliation.

Please accept my apologizes for the error. If you should require further documentation or have questions please contact me.

Sincerely,

Jessica M Shiflet

Jessica M Shiflet
Financial and Operations Principal

Enclosures

2450 Eastern Boulevard, York, Pennsylvania 17402
717/755-1066 · 1-800-255-8526 · 717/755-1175 fax · www.waypointbrokerage.com